Exhibit (c)(1)
COMPLETE APPRAISAL
SUMMARY APPRAISAL REPORT
OF
RIVERSIDE PARK APARTMENTS
2000 HUNTINGTON AVENUE
ALEXANDRIA, VIRGINIA 22303
PREPARED FOR:

AIMCO
4582 S. ULSTER STREET PARKWAY, SUITE 1100
DENVER, COLORADO 80237
AS OF:
OCTOBER 24, 2005

Ms. Martha Long
Senior Vice President	November 23, 2005
Apartment Investment and Management Company
4582 S. Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

Re:	Riverside Park Apartments 2000 Huntington Ave Alexandria, Virginia 22303
Dear Ms. Long:
At your request, KTR Newmark Real Estate Services LLC has appraised the above referenced property. The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property, free and clear of financing, as of October 24, 2005. The date of value corresponds to the date the subject property was most recently inspected by the appraiser.
The subject property consists of a 28.17-acre tract of land improved with a 1,222-unit garden-style apartment complex known as the Riverside Park Apartments. Construction of the improvements was reportedly completed in 1971. The structural improvements were observed to be in average physical condition and consist of three 16-story concrete block construction with brick exterior walls and bitumen roofs. Amenities common to all units include electric kitchen appliances, patio/balcony in all 1-bedroom and 2-bedroom apartments, cable TV, and mini-blinds. Community amenities include controlled access entry, on-site management/leasing office, a swimming pool, fitness center, tennis court and laundry facilities. The Riverside Park Apartments contain 1,020,136 rentable square feet which suggests an average unit size of 835 square feet.
As of the date of inspection, the subject property was in the initial stages of a renovating program. Approximately 142 units were in the process of being upgraded and not available for lease. The appraisers were instructed to appraise the property without consideration given to the pending renovation. The property is being appraised on a stabilized basis, without consideration given to the proposed renovation. See “Special Assumption” in the Basic Assumptions and Limiting Conditions section of the ensuing appraisal report.
The following report contains information considered relevant to the valuation of the property and the methods by which collected data have been analyzed in arriving at our value conclusion. Our analysis included an inspection of the premises, interviews with knowledgeable market participants, a review of historical income and expense statements, the current rent roll, and other relevant financial and market information. As an income-producing property, greatest reliance is placed upon the value derived through the Income Capitalization Approach, with support provided by the conclusion rendered through implementation of the Sales Comparison Approach.
This appraisal report has been prepared in order to comply with the reporting requirements set forth under Standards Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Complete Appraisal in Summary Report format. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation not presented herein has been retained in the appraiser’s file. The depth
KTR Newmark Real Estate Services LLC
5477 Glen Lakes Drive, Dallas, TX 75231 Tel: 214.363.3373 Fax: 214.369.4388
www.ktrnewmark.com

Ms. Martha Long	November 23, 2005
AIMCO	Page 2
of discussion contained in this report is specific to the needs of the client and for the intended use stated herein.
The attached Summary Appraisal Report describes our investigation and analyses, together with Certification, Basic Assumptions and Limiting Conditions, upon which we have based our opinion that the market value of the Fee Simple Estate of the subject property, without consideration given to the pending renovation (see “Special Assumption”), as of October 24, 2005, is:
ONE HUNDRED TWENTY-TWO MILLION THREE HUNDRED THOUSAND DOLLARS
($122,300,000)
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusion.
Very truly yours,

KTR NEWMARK REAL ESTATE SERVICES LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Jackson L. Aills
	Senior Vice President for the Firm		Appraiser

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page i
CERTIFICATE OF VALUE
We, Steven J. Goldberg. MAI. and Jackson L. Aills, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and Title XI (and amendments) of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FlRREA) effective August 9, 1990.
Jackson L. Aills made a personal a personal inspection of the property that is the subject of this appraisal, Steven J. Goldberg, MAI did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have previously appraised this type of property.
As of the date of this appraisal, Steven J. Goldberg, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
No one other than the undersigned assisted in the preparation of this report.
As of the this appraisal, Steven J. Goldberg, MAI and Jackson L. Aills are certified as a General Real Estate Appraisers in the State of Texas (Certification Numbers TX-I320987-G and TX-I326637-G).
As of the date of this report, Steven J. Goldberg is temporarily certified to conduct business in the State of Virginia as a General Real Estate Appraiser (Temp Permit #4001-010350).

KTR NEWMARK REAL ESTATE SERVICES LLC

By:	Steven J. Goldberg, MAI	By:	Jackson L. Aills
	Senior Vice President for the Firm		Appraiser
KTR Newmark

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page ii
BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This Appraisal Report is subject to underlying assumptions and limiting conditions qualifying the information contained in the Report as follows:
The valuation estimates apply only to the property specifically identified and described in the ensuing Report.
Information and data contained in the Report, although obtained from public record and other reliable sources and where possible, carefully checked by the Appraiser, are accepted as satisfactory evidence upon which rests the final expression of property value.
The Appraiser has made no legal survey nor has he commissioned one to be prepared and therefore, reference to a sketch, plat, diagram or previous survey appearing in the Report is only for the purpose of assisting the reader in visualizing the property.
It is assumed that all information known to the client and relative to the valuation have been accurately furnished and that there are no undisclosed leases, agreements, liens or other encumbrances affecting the use of the property.
Ownership and management are assumed to be competent and in responsible hands.
No responsibility beyond reasonableness is assumed for matters of a legal nature, whether existing or pending.
Information identified as being furnished or prepared by others is believed to be reliable but no responsibility for its accuracy is assumed.
The Appraiser, by reason of this appraisal, shall not be required to give testimony as an expert witness in any legal hearing or before any court of law unless justly and fairly compensated for such service.
By reason of the Purpose of the Appraisal or Function of the Report herein set forth, the value reported is only applicable to the Property Rights Appraised and the Appraisal Report should not be used for any other purpose.
Disclosure of the contents of this report is governed by the by-laws and Regulations of the Appraisal Institute.
Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous materials may affect the value of the property. Any value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page iii
In arriving at the value set forth in this appraisal no consideration has been given to the effect of state, local or federal income and gains taxes or of occupancy, hotel, capital levy, gift, estate, succession, inheritance or similar taxes which may be imposed upon any owner, lessee, or mortgagee by reason of any sale, conveyance, transfer, leasing, hypothecation, mortgage, pledge or other disposition of the appraised property.
The appraiser was not provided architectural plans for the subject property, thus the square footage as indicated on the rent roll, marketing brochures, and unit mix provided by the client has been utilized. In the event this information is inaccurate, we reserve the right to modify this appraisal if so warranted.
Special Assumption
As of the date of inspection, the subject property was in the process of being renovated. As of the date of inspection, the subject had 142 “down” units that were in the process of being upgraded. At the client’s request, no consideration has been given to the renovation that is in progress. The property is appraised on a stabilized basis assuming all of the units currently undergoing renovation are available for lease and in similar condition to the property’s remaining units.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page iv
SUBJECT PROPERTY PHOTOGRAPH

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page v

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 1
EXECUTIVE SUMMARY

Property:	Riverside Park Apartments

Location:	2000 Huntington Avenue, Alexandria, New York

Assessors Parcel ID No:	0833-01-0101– District 06-02-00

Purpose of Appraisal:	To estimate the Market Value of the subject property as of the date of value. As previously indicated, no consideration is given to the renovation that is in progress. See “Special Assumption” in Basic Assumptions and Limiting Conditions section of this report.

Date of Value:	October 24, 2005

Date of Report:	November 23, 2005

Interest Appraised:	Fee Simple Estate

Description of Property:	The subject property consists of a 28.17-acre tract of land improved with a 1222-unit garden-style apartment complex known as the Riverside Park Apartments. Construction of the improvements was reportedly completed in 1971. Riverside Park Apartments contain 1,020,136 rentable square feet which suggests an average unit size of 835 square feet.

Location:	The subject property is located in an unincorporated section of Fairfax County, Virginia, one-half mile south of the City of Alexandria and Interstate I-495. The US Postal Service has identified this property as being in Alexandria for mailing purposes.

Zoning:	The subject site is zoned as a R-30 residential district by the County of Fairfax. The intended use of land in this zoning district is multifamily residential development at a density not to exceed 30 units per acre.

Flood Zone:	According to the Federal Emergency Management Agency (FEMA), the property is located within Zone A, an area outside any special flood hazard areas as defined by FEMA. FEMA Map No. 5155250150D, dated 03/02/1994.

Highest and Best Use:	Multifamily residential development.
Marketing Period:	Less than 12 months
Final Estimate of Market Value, by Approach (see “Special Assumption”)

Cost Approach:	N/A
Sales Comparison Approach:	$122,000,000
Income Approach:	$122,300,000
Final Estimate of Market Value:	$122,300,000

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 2

INTRODUCTION AND PREMISES OF THE APPRAISAL

Scope of the Assignment	According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. The scope of this appraisal employs all applicable appraisal techniques and constitutes a Complete Appraisal as defined by USPAP. The presentation of data, analyses and conclusions are presented in summary report format.

The data included in this report has been researched from the subject property’s influencing market. County and City officials were interviewed regarding taxes, zoning requirements, flood zone information, demographic data, planned construction, recently completed developments, and other economic impacting events. Market participants, including real estate brokers and property managers, were consulted regarding market parameters and activity. Lenders as well as investor surveys were consulted regarding investment parameters. The Sales Comparison and Income Capitalization Approaches to value have been performed in estimating the Market Value of the subject. Sales utilized were confirmed with a principal or representative involved with the sale. Leasing agents for the competitive complexes were interviewed regarding property specific information. Supply and demand factors affecting the local market have been analyzed.

Purpose and Use of Appraisal	The purpose of the appraisal is to estimate the Market Value of the Fee Simple Estate of the subject property as of October 24, 2005. It is for the internal use of AIMCO to facilitate asset evaluation.

Property Rights Appraised	The property interest appraised is that of the Fee Simple Estate. A Fee Simple Estate is defined by The Dictionary of Real Estate Appraisal, Second Edition, Appraisal Institute as:

“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.

Marketing Period	The value conclusion reported herein assumes a marketing period of less than one year. According to the Korpacz Real Estate Investor Survey, 3rd Quarter 2005, indicates that apartment properties in the national market have an average marketing time of 5.92 months up slightly from 5.44 months a year ago. This estimate seems reasonable, given recent market activity in the influencing area and the profile of the subject property.

Property History	Property tax records indicate that AIMCO Riverside Park, LLC is the current owner of record. The current owner acquired title to the property from Riverside Park Associates on July 8, 2000. No details pertaining the conveyance were provided to the appraisers. No conveyances involving the subject property were noted within the three-year period preceding the effective date of value. To our knowledge there are no contracts of sale

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 3

pending as of the date this report was prepared, nor are we aware that the property is listed for sale.

Most Likely Buyer	National and regional investors typically purchase multifamily properties of this size in markets such as the subject.

Definition of Market Value	Market Value, as approved and adopted by the Appraisal Foundation in the Uniform Standards of Professional Appraisal Practice is as follows:

“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus.

Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under condition whereby:

1. buyer and seller are typically motivated;

2. both parties are well-informed or well advised, and acting in what they consider their best interests;

3. a reasonable time is allowed for exposure in the open market;

4. payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and

5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.”

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 4

REGIONAL OVERVIEW

Overview	The subject property is located in an unincorporated section of Fairfax County, Virginia within the Washington DC Metropolitan Statistical Area (MSA). The Washington D.C. Metropolitan Statistical Area (MSA) together with Maryland’s Baltimore MSA comprise the Washington-Baltimore Consolidated Metropolitan Statistical Area (CMSA). This CMSA includes 32 jurisdictions combining the District of Columbia, 17 Virginia cities and counties, 12 Maryland cities and counties, and two West Virginia counties. In 1993, the City of Fredericksburg, along with Spotsylvania and King George Counties, was added to the Washington D.C. MSA.

The Baltimore-Washington region is often referred to as the “Common Market.” This area is considered to be one of the nation’s strongest growth regions. These two metropolitan areas complement each other profoundly. The Baltimore MSA is a growing “traditional” region with a major port, broad employment base, and extensive financial services. Washington has the Federal government, trade associations, legal services, and a growing private sector. Each area’s characteristics work well together to create a distinctive economic environment.

A proper understanding of the locations within the larger area begins with a discussion of Washington D.C. While this section focuses on the Washington D.C. MSA, a number of relevant economic, social, political, and environmental characteristics as well as the area’s interrelationship with Northern Virginia will be delineated. This information is intended to provide the necessary background for understanding economic and demographic forces affecting development and property values throughout the area.

Washington’s economy has been shaped by the presence of the Federal Government and related activities. As a consequence, the region has been able to adapt to changes in the United States economy more so than Baltimore, which has had to re-tool its heavy industrial, harbor related industries to maintain its market share in its respective areas. Historically, the Washington area has grown as the Federal Government has grown. In the past two decades, it has attracted a more diverse, predominately white-collar employment and commercial base as major corporations strive to have a presence where some influence (real or perceived) can be had on the affairs of government.

The Washington D.C. MSA includes the District of Columbia as well as the cities of Alexandria, Fairfax, Falls Church, Fredericksburg, Manassas, and Manassas Park and the counties of Arlington, Clarke, Culpeper, Fairfax, Fauquier, King George, Loudoun, Prince William, Spotsylvania, Stafford, and Warren in Virginia. The Maryland counties of Calvert, Charles, Frederick, Montgomery, and Prince George’s and the West Virginia counties of Berkeley and Jefferson are also included.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 5

Population	Population trends affect employment, retail spending, housing, bank deposits, and many other essential demand parameters analyzed in determining real estate productivity. Population growth, stability, or decline is a strong indicator of real estate viability within an area. The following population and employment data represents historic trends of the counties that comprise the Washington DC MSA.
POPULATION — WASHINGTON DC MSA

County/City	1990	2000	2003	1990 – 2003 Growth Rate
District of Columbia	606,900	572,059	570,803	-0.2%
Alexandria	111,183	128,283	135,185	5.4%
Fairfax	19,701	21,498	22,187	3.2%
Falls Church	9,578	10,377	10,901	5.0%
Fredericksburg	19,027	19,279	18,829	-2.3%
Manassas Park	6,734	10,290	11,604	12.8%
Manassas	27,957	35,135	37,231	6.0%
Arlington	170,936	189,453	192,774	1.8%
Clarke	12,101	12,652	13,277	4.9%
Culpeper	27,791	34,262	36,712	7.2%
Fairfax	818,505	969,749	1,021,838	5.4%
Fauquier	48,741	55,139	59,745	8.4%
King George	13,527	16,803	17,775	5.8%
Loudoun	86,129	169,599	217,048	28.0%
Prince William	215,686	280,813	315785	12.5%
Spotsylvania	57,403	90,395	104,705	15.8%
Stafford	61,236	92,446	106,329	15.0%
Warren	26,142	31,584	33,345	5.6%
Calvert	51,372	74,563	81,739	9.6%
Charles	101,154	120,546	129,441	7.4%
Frederick	150,208	195,277	212,344	8.7%
Montgomery	763,191	873,341	912,723	4.5%
Prince Georges	723,104	801,515	827,310	3.2%
Berkeley	59,253	75,905	82,844	9.1%
Jefferson	35,926	42,190	45,276	7.3%

Total MSA	4,223,485	4,923,153	5,217,750	6.0%
Source: ESRI BIS; Compiled By KTR Newmark

As indicated, the counties of Manassas Park, Loundoun, Prince William, Spotsylvania and Stafford realized the greatest population gains from 1990 to 2003. This demonstrates that the growth pattern of the MSA is between Fredericksburg and Washington DC.
DEMOGRAPHIC COMPOSITION OF THE MSA POPULATION

<15 years	21.0%
15-24 years	13.0%
25-44 years	32.1%
45-64 years	24.6%
65> years	9.3%
Median Age	35.7 years

Approximately 23.0% of the Washington DC MSA population had received a four-year college degree in 2000. The median household income for the Washington DC MSA is $62,336.

Employment	Employment in the MSA has traditionally been dominated by government, trade and service oriented sectors that account for over two- thirds of the metropolitan employment. The U.S Bureau of Labor

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 6

Statistics was consulted to determine the breakdown of employment by industry in the region. The following table provides this information.
EMPLOYMENT BY SECTOR
WASHINGTON DC MSA

	Number of	Percentage of	12-Month
Industry	Employees	Employment	Percent Change
Construction and Mining	170,000	5.9%	2.2%
Manufacturing	72,900	2.5%	-3.1%
Trade, Transportation and Utilities	412,500	14.4%	0.1%
Information	107,800	3.8%	-2.9%
Financial Activities	157,900	5.5%	3.1%
Professional and Business Services	595,800	20.8%	3.3%
Educational and Health Services	306,600	10.7%	1.2%
Leisure and Hospitality	236,900	8.3%	1.1%
Other Services	162,500	5.7%	0.1%
Government	641,900	22.4%	1.6%

Total	2,864,800	100.0%	1.4%

Growth in the government sector has remained relatively stable over the last 10 years, while the other employment sectors continue to expand. In 1970, government employment (local, state and federal) accounted for almost 40 percent of the total jobs in the metropolitan area or twice as many as the service sector. In 1980, the Reagan Administration put a halt to government job growth, and by 1989, there were only 23,600 more government workers than in 1980. Currently, government employment accounts for 22.4% of all jobs. Conversely, the service segment continues to expand and now accounts for more than the government sector. The service sector is greatly influenced by a healthy tourist industry. The nation’s capital remains one of the largest tourist attractions in the country. Over 19,000,000 tourists visit Washington D.C. and the surrounding areas each year.

Resulting in the historic stability of the Federal Government on the local economy, unemployment for the Washington D.C. MSA has traditionally been lower than that of the United States. The chart below, which includes agricultural employment, illustrates the employment status of Washington MSA in relation to the State and the United States.
EMPLOYMENT STATISTICS — DECEMBER 2003

	US	Virginia	Washington DC MSA
Civilian Labor Force	146,501,000	3,796,900	2,843,400
No. Employed	138,556,000	3,658,300	2,759,000
No. Unemployed	7,945,000	138,600	84,400
Unemployment Rate	5.4	3.6	3.0

The following table illustrates the non-governmental major employers in the Alexandria region.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 7
MAJOR EMPLOYERS – ALEXANDRIA

Employer	# of Employees

U.S. Department of Defense	8,102
City of Alexandria	2,173
Alexandria Public Schools	2,008
Alexandria Hospital	1,600
WMATA	1,077
Northern Virginia Community College	960
Institute for Defense Analysis	800
U.S. Department of Agriculture	659
Boat Owners Assoc. of the U.S.	580
Public Broadcasting System	550
U.S. Postal Service	426
Source: Alexandria Chamber of Commerce

Also of importance to the area is the military. The Marine Corps Combat Development Command – Quantico has 9,100 military personnel while the Naval Surface Warfare Center in Dahlgren has 3,422 and Fort A.P. Hill 309 military personnel. It is significant to note that these figures are not included in the tables above.

Transportation	The Washington metropolitan area is a major destination on the Eastern Seaboard. It lies along the route of Interstate 95, which extends from southern Florida to northern Maine. Washington D.C. is surrounded by Interstate 495, which is known as the Beltway. About 100 miles west of Interstate 95 is Interstate 81 also traversing the area in a roughly north-south orientation. Major westbound highways are Interstate 66 from Washington D.C. and Interstate 61 out of Richmond, Virginia.

Many major and secondary roadways in the Washington D.C. area as a whole are overburdened by traffic, especially during morning and evening “rush hours.” Development of high occupancy vehicle (HOV) lanes has alleviated the problem to some degree over the years. Local commuter transportation is a particular concern.

In recent years, commuting patterns have expanded. Previously most traffic was going from the suburbs to the city and back. Now approximately 40 percent of commuter traffic travels from suburb to suburb. As a result, road patterns connecting suburban communities are being developed in addition to improving major thoroughfares to and from Washington D.C. Plans exist for major improvements to a number of major and minor area arteries. The Springfield Interchange, where I- 95, I-395 and I-495 come together, is undergoing construction to improve traffic flow. This is one of the largest construction projects in the nation with an estimated cost of approximately $675 million when completed. The project consists of building more than 50 bridges and widening Interstate 95 to 24 lanes between the Beltway and Franconia. Project completion is anticipated for March, 2007.

The Alexandria region affords easy access to major metropolitan areas on the east coast via Interstate 95. This major artery highway bi-sects the area and provides six lanes from north to south travel along the eastern

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 8

seaboard. There are currently nine interchanges in the region. Interstate 95 also connects with 12 other interstate highway systems. Other major arteries include U.S. Route 1 and U.S. Route 301 (north/south) as well as U.S. Route 17 and State Route 3 (east/west). The subject property with frontage on Interstate 95 benefits from this visibility and access.

MetroRail provides rail service to the District and the closer suburban areas. Land uses and property values have intensified and increased in the vicinity of Metro Stations. The area commuter has embraced the Metro System as a viable alternative to major traffic tie-ups. Service extends as far west as Vienna, Virginia, as far south as Franconia/Springfield and as far north as Shady Grove, Maryland. When complete, a total of 103 miles will be included in the system. Augmenting the Metro System, Amtrak provides access to intermediate and long range destinations, including Fredericksburg, Virginia. As ridership increases, additional pressure may be taken off the highway system. Bus service (MetroBus) is also available throughout the region. From Fredericksburg, express commuter buses make regular trips into Washington D.C. Demand for transportation in combination with highway commuter lanes has led to the practice known as “slugging” whereby commuters needing a ride wait in predetermined areas to “slug” or ride with others in private vehicles who are headed in the same destination.

Another commuter rail system, the Virginia Railway Express (VRE), offers “rush hour” services on two lines. This first extends west of the district to the Manassas area, with the second traveling south to Fredericksburg. The service offer eight trains daily into Washington and now features double-decker busses to accommodate the strong demand. This service has connected the outlying Virginia suburbs with the MetroRail System providing further access to Crystal City, L’Enfant Station and Union Station. Commuting times are estimated at 75 minutes from Fredericksburg to Union Station and 55 minutes from Manassas to Union Station. Proposed stations include Fairfax Station, Cherry Hill, Widewater, and Spotsylvania.

There are three major international airports in the Washington area. Baltimore-Washington International Airport is midway between Baltimore and Washington. The Ronald Reagan Washington National Airport is on the south side of the Potomac River in Alexandria near the downtown business district. It has long operated at capacity and was for many years the preferred destination and departure point due to its convenience to the downtown area. The third, Washington Dulles International Airport, is approximately 25 miles west of Washington in Loudoun County at the Fairfax County line. In addition to these three, Richmond International Airport is south of the subject property and offers national and international flights. Local airports include the Fredericksburg Airport and the Stafford Airport.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 9

Transportation facilities for air, road and rail traffic have been well developed though there is a constant effort in the case of commuter rail and highway development to play “catch-up” with the economic and population growth of the region. Adequate transportation systems and linkages are important to the convenience of local residents and are essential for the orderly and timely development of commercial, residential, and industrial projects.

Conclusion	The proximity to Washington D.C. cannot be overstated when discussing the demographics of the region. The presence of government employment and the numerous military installations create as recession-proof an area as can be found in the United States. For this reason, there exists a fairly dependable, continuing source of demand for goods and services.

The natural beauty and temperate climate of the region offers a positive environment for residents and businesses alike. Transportation routes are continually upgraded to improve congestion problems throughout the region. Local officials are exploring and implementing new and creative ways to alleviate traffic difficulties and efficiently moving people and goods within the region. The quality of life should continue to be attractive to residents and businesses alike.
NEIGHBORHOOD OVERVIEW

Location:	The subject property is situated in an unincorporated section of Fairfax County, one half mile south of the City of Alexandria and I-495. Situated in close proximity to Washington, DC, the subject property is accessible to neighborhood services and employment centers. The location of the subject property is rated as excellent.

Access:	Primary roadways in the neighborhood include the Huntington Avenue and Richmond Highway, or Route 1. Richmond Highway provides access to Alexandria and Washington DC, while Huntington Avenue provides westerly access. Richmond Highway provides access to Interstate 495, part of the Capital Beltway system, and from there to Interstate 95 and the entire eastern seaboard. In addition, the subject property is located a few hundred yards from the Huntington Avenue station of the Yellow Line of the Washington Metro subway system, providing quick access to Capital Hill and connecting trains elsewhere in the region. The well-managed network of infrastructure renders good access to and within the neighborhood.

The subject neighborhood is accessible to retail services and employment centers. Numerous business parks are located within a short commute of the subject neighborhood. The majority of regional financial firms have their offices approximately 1 mile northwest of the subject property in Alexandria. Capital Hill itself is approximately seven miles north of the

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 10

subject property. Commercial and retail uses and other area employers are abundant along Richmond Highway, and many specialty shops and boutiques are located in Alexandria proper. Travel time to Capital Hill is approximately 30 to 40 minutes by subway. Public services, including schools and medical facilities, are in close proximity.

Land Use:	The subject neighborhood is a relatively new but rapidly maturing residential district. The area realized much of its growth from the 1970s through the early 1990s. Most of the apartments in the area were built in the 1970s and 1980s. As the growth pattern of the Washington, DC area continues to expand around the Metro system, much of the land in the subject neighborhood has been developed. Approximately 85% of the land area is developed with limited land available to accommodate additional development. Multifamily and commercial development is prevalent along the primary roadways. Underutilized land in the form of public green belts, parks and athletic fields are in close proximity to the subject property along the Potomac River to the east. The predominate land use in the neighborhood is residential, consisting of both single and multifamily developments.

Adjacent Land Uses:	South: Multifamily/Retail
North: Multifamily
East: Road/Park
West: Single-family residences

New Construction:	Due to the limited availability of vacant land suitable for development, only limited new construction was noted in the immediate vicinity of the subject property. A limited number of recently completed apartment complexes were observed on in-fill sites throughout the area. A significant amount of development is occurring to the north of the subject property in the city of Arlington where more land is available and public transportation much more convenient to Capital Hill. New residential construction, both single- and multi-family, continues at a pace above the national average throughout the Washington, DC MSA.

Change in Current Use	The neighborhood can be classified as being in the growth stage of its life cycle. As a result of its good location in the Washington, DC MSA growth in the area is anticipated to continue, in the form of new development on vacant and underutilized sites.

Conclusion	The property is located in the southern growth pattern of the Washington, DC MSA, within the County of Fairfax. The area is easily accessible form all parts of Washington, DC due to its proximity to Interstate 495, which is part of the Washington, DC beltway system. As a result of its good location, the area has proven to be a desirable residential and commercial location. Major employers are located in close proximity to the subject neighborhood, and subway service provides quick access to Capital Hill. The presence of major employers in the area has enhanced the desirability of the neighborhood as a residential location. Area residents are offered a

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 11

broad range of services and excellent access to other parts of the Washington, DC metropolitan area.

SITE ANALYSIS

Location	The site is located in the County of Fairfax, one half mile south of the City of Alexandria and one mile south of Washington, DC. Interstate 495 is located approximately one half mile north of the subject.

Size	The site is rectangular in shape and consists of a total land area of 28.17 acres.

Excess Land	None

Topography	Generally level and on grade with the bounding street

Site Improvements	The 28.17-acre site is improved with a 1,222-unit garden-style apartment community known as the Riverside Park Apartments. See Description of the Improvements section of this report for details concerning site improvements.

Street Improvements	Huntington Avenue is a neighborhood collector street that provides access from the main road of Richmond Highway. Richmond Highway provides access to Interstate 495 and the rest of the Washington, DC metropolitan area.

Desirability of Location	Excellent

Access to Major Arteries	Excellent

Access to Local Arteries	Excellent

Curb Appeal	Average

Ingress/Egress	Good – Adequate road frontage along a minor neighborhood collector street.

Visibility from Road	Excellent

Public Transportation	Excellent

Neighborhood Appearance	Average

Flood Zone Map	According to the Federal Emergency Management Agency, the property is within Zone C, outside any special Flood Hazard Areas (FEMA Map No. 5155250150D, Dated 03/02/1994).

Easements	The appraisers were not provided with a site survey or title documents that provide information on the existence of easements and encroachments. Other than typical utility easements, visual observation of the site did not reveal the existence of adverse easements or encroachments, however in the absence of a site survey and title documents, the appraiser makes no representation as to the presence of adverse easements or encroachments.

Soil Conditions	Visual observation does not indicate any surface or subsurface soil conditions that are unusual for the area. Based on our inspection, it

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 12

appears that the soil is of adequate load bearing capacity to support the subject improvements. No major foundation cracks were visible upon inspection of the subject improvements that would indicate the subsoil conditions are not stable. No nuisances or hazards were noted.

Land Use Restrictions	The appraisers are unaware of any deed restrictions that may adversely affect the utility of the subject site; however, this is not a guarantee that such restrictions may exist. Therefore, it is recommended that a current title policy be obtained for the subject property that would disclose any land use restrictions that may exist.

Utilities	All municipal utilities (water and sewer) and private services (electric, gas, telephone) are available to the site.

Police and Fire Protection	Provided to the site by the County of Fairfax

Conclusion	The subject represents a desirable site for multifamily development.
REAL ESTATE TAXES

Assessor’s Parcel No:	0833-01-0101 (Fairfax County Appraisal District)

Ad Valorem Tax rate (2004)	$1.13 per $100 of assessed value

Equalization Rate	100%

Payment Due Date	Taxes are paid annually in arrears and due by January 31 (i.e. 2005 taxes are due by January 31, 2006)

2005 Assessed Value	$86,050,800

Tax Analysis:	The subject property is situated within the taxing jurisdictions of the Fairfax County, Virginia. The County government assesses the property for all of the applicable taxing jurisdictions.

Property assessments are determined annually and typically certified in the 3rd quarter of the year. After assessments for the county tax roll have been certified, tax rates for each taxing jurisdiction are determined. The assessment and tax rate data presented above is reflective of the 2003 tax year.

The 2005 assessment of $86,050,800 represents a 5.8% increase from the 2004 assessment of $81,341,455. A review of assessments for competing apartment properties located in the influencing area suggest that the subject’s current assessment is equitable. The current assessment is processed against the most current tax rate for valuation purposes.

Estimated Tax Liability	$972,000, rounded. ($86,050,800 x 1.13/$100 of value = $972,374)

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 13
ZONING

Zoning:	The site is zoned R-30 by the County of Fairfax.

Permitted Use	The R-30 zoning designation is intended to accommodate condominiums and apartments at a density of 30 units per acre.

Maximum Height:	150 feet, the Zoning Board can increase the limit upon request

Maximum Density:	30 units per acre, or total of 845 units.

Set Backs:	Front Yard — 20 feet Side Yard – 10 feet Rear Yard – 25 feet

Parking Requirements	No requirements

Comments:	It appears the property does not conform to existing zoning regulations, but due to the age of the property it is assumed it is exempt under the applicable “grandfather” clause.
DESCRIPTION OF IMPROVEMENTS
The subject improvements consist of a 1,222-unit garden-style apartment complex known as the Riverside Park Apartments. The following offers a description of the improvements. The complex is comprised of three separate buildings on 28.17 acres of land.

KTR Site Inspector:	Jackson L. Aills

Date of Inspection:	October 24, 2005

Property Contact:	Nicole Stamand — On-site Manager

Year Built:	1971

Number Units:	1,222

Configuration/Stories:	Garden-style complex, three 16 story buildings

Net Rentable Area:	1,020,136 square feet
EXTERIOR

Foundations:	Reinforced concrete slabs, on grade

Frame:	Steel

Exterior Walls:	Brick

Roof:	Flat, modified bitumen

Doors and Windows:	Exterior entrance doors are hollow core metal. Interior doors are hollow core wood. The windows are single-pane glass set in aluminum frames.

HVAC:	Each unit has a combination electric heater/air conditioning unit for which the tenant is responsible for electricity.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 14

Plumbing:	Kitchens contain sink and dishwasher. Bathrooms contain porcelain toilet and sink and fiberglass bathtub/shower combinations. Hot water is provided by one central gas-fired boiler, located in Building 2.

Electrical:	Property is sub-metered for electric, electricity is paid by the tenant.

Parking and Walkways:	The parking areas and internal roadways are concrete paved. The streets and parking areas have concrete curbs. Walkways are concrete paved. There is adequate on-site parking provided, some of which is covered. Garage units are also available for lease.
INTERIOR

Walls and Ceilings:	Walls are painted sheetrock and the gypsum ceilings are covered with a sprayed-on textured surface.

Floors:	Interior floors are carpet over padding in living areas and bedrooms with sheet vinyl in the kitchens and bathroom.

Kitchen Equipment:	Built-in wood cabinets with laminate counter tops and stainless steel sink. Appliances include a combination range/oven, exhaust fan, dishwasher and refrigerator/freezer.
PROJECT AMENITIES

Security:	No

Swimming Pool:	Yes (3)

Fitness Center:	Yes

Clubroom:	Yes

Tennis Court:	Yes(3)

On-site Management Office:	Yes

Laundry Room:	Yes

Microwave:	In some units

Compactor:	No

Fireplace:	No

Ceiling Fans:	In living area

Cable TV:	Yes

Balconies/Patios:	Yes

Perimeter Fencing:	Yes

Access Controlled Entry:	Yes

Other:	Covered and garage parking, washer/dryer connections, indoor spa and sauna, jogging/bike trail.
The following chart illustrates the property’s unit breakdown and size.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 15
RIVERSIDE PARK APARTMENTS – UNIT MIX

Unit Type	Mix	Size (SF)	Total Area (SF)

Studio	14	300	4,200
Studio	140	500	70,000
Studio	70	550	38,500
1-bedroom	741	832	616,512
2-bedroom	257	1,132	290,924

Totals/Average	1,222	835	1,020,136

CONDITION/MAINTENANCE

Overall Condition:	Average

Landscaping:	Good

Parking:	Adequate

Sidewalks/Curbs:	Average

Walls/Fences:	Average

Refuse Area:	Average

Basement:	N/A

Health Club:	Average

Club Room:	Average

Exterior Walls:	Good

Roofs:	Average

Stairs:	Average

Lobby/Hallways:	Average

Entry Doors:	Average

Patios/Balconies:	Average

Elevators:	N/A

Apartment Interiors:

Overall:	Average

Kitchen Equipment:	Good

Mechanical Equipment:	Average

Bathroom:	Average

Walls/Ceilings:	Average

Layout:	Average

Light and View Quality:	Average

Cosmetic Repairs:	Our physical inspection revealed that the subject property is in average condition.

Riverside Park Apartments Alexandria, Virginia	November 23, 2005 Page 16

Deferred Maintenance:	No material elements of deferred maintenance were noted during the appraiser’s inspection of the property and on-site management reported none.

Comparability:	Similar to competing properties of the same vintage.

Observed Effective Age:	20 years (similar to the actual age of the improvements)

Economic Life:	45 years (per Marshall Valuation Service Manuel)

Remaining Economic Life:	25 years

General Comments:	Based on our inspection, the subject property is considered to be of average quality construction and to be in average condition overall. It competes effectively with other properties of the same vintage.
APARTMENT MARKET OVERVIEW
MACROMARKET OVERVIEW
The following apartment market analysis is designed to provide the reader an understanding of the Washington, DC area apartment market. According to 2005 M/PF YieldStar Report, Washington, DC is among the nation’s top-tier apartment market performers, and remains a Grade A in its raking system. (Each market receives a letter grade of A, B or C). Here, a Grade A ranking means maintaining the solid fundamentals seen recently.
The Washington, DC apartment market continues to cruise along, maintaining its Grade A rating for 2005. However, the metro’s future momentum score is not a impressive as its current status score, primarily reflecting that ongoing construction is fairly aggressive compared to the volume of product that will be delivered in most other markets.
Properties now underway in greater Washington total just over 10,000 which will inflate the metro’s existing inventory by 2 percent. The volume of apartments scheduled for near-term delivery actually had been considerably higher than that 10,000-unit figure, but quite a few of the projects that started construction announced as apartment developments now are planning market entry as condominiums. Most of the properties that switched from apartment to condo status are located within the District or in the closer-in Virginia suburbs.
Late 2004 occupancy in metro Washington stood at 96 percent. Top-performing neighborhoods – all with occupancy rates over the 97 percent mark – included the District plus the northern Virginia cluster of North Arlington County, Central Fairfax County and Southwest Fairfax County. The one comparatively soft spot for occupancy in late 2004 was Rockville/Gaithersburg, which recorded occupancy below 93 percent.
Effective rents in Washington, DC climbed nearly 4 percent over the past year. The biggest increases were in Reston/Herndon at nearly 9 percent and both North and South Arlington County at about 6 percent. Struggling to catch up in terms of occupancy, Rockville/Gaithersburg likewise was the weak link in terms of rent performance: effective rates dropped about 1 percent on a year-over-year basis.

Riverside Park Apartments Alexandria, Virginia	November 23, 2005 Page 17
MICROMARKET OVERVIEW
The appraisers surveyed four competitive properties in the immediate vicinity of the subject property. These properties are outlined in detail in the forthcoming Economic Rent Analysis section of this report. The occupancy levels reported for these properties range from 95% to 97% as presented in the following chart. The weighted average occupancy of the sampling surveyed equates to 96%.
SUMMARY OF COMPETITIVE OCCUAPNCY LEVELS

Property Name	No. of Units	Occupancy
Belle Haven Towers	569	96%
London Park Towers	458	94%
3001 Park Center Apartments	325	95%
Foxchase Apartments	423	96%

Total/Avg	441	95%

The subject’s immediate market area is a strong performer in comparison to overall market trends realized in the greater Washington DC region. The subject’s specific location benefits from its proximity to employment centers, services, regional transportation network and public transportation. The future prospects for rental housing in the influencing area are positive.
ECONOMIC RENT ANALYSIS
Four competitive properties follow. They are located in the influencing area of the subject property and define the range of property type and rents available. The information regarding the rent comparables was obtained through physical inspections and interviews of rental agents and property managers. The rents commanded by competitive properties in the influencing area are utilized to determine the economic rent potential for the subject property.

Riverside Park Apartments Alexandria, Virginia	November 23, 2005 Page 18

Rent Comparable #1

Address:	Belle Haven Towers
6034 Richmond Highway
Alexandria, Virginia

Number of Units:	569

Year Built:	1970 +/-

Description:	Six story mid-rise apartment building with bitumen roof and asphalt- paved parking area.

Amenities:	Apartment features include electric kitchen appliances, eat-in kitchens, mini-blinds, patio/balcony and large closets. Property features include a pool, tennis court, laundry facilities and on-site management.
Rental Data:

Unit Type	Bathrooms	SF	Monthly Rent	Rent PSF
Studio	1	366	$828	$2.26
1-bedroom	1	540	$1,005	$1.86
1-bedroom	1	655	$960	$1.47
2-bedroom	1	754	$994	$1.32
2-bedroom	1	760	$1,083	$1.43
2-bedroom	1	790	$1,130	$1.43
2-bedroom	1	845	$1,200	$1.42
2-bedroom	1.5	894	$1,248	$1.40
2-bedroom	1	1,168	$1,385	$1.19
2-bedroom	2	1,168	$1,472	$1.26

Average		794	$1,131	$1.42

Occupancy:	96%

Concessions:	None

Comments:	This property is located less than 1/2 mile southwest of the subject property. The above rents represent average rents. Carpeted units have higher rents, new kitchen cabinets and appliances. Gas and water are included in rent. This property is similar to the subject property in terms of location and amenities; however, in terms of physical characteristics it is rated as being superior.

Riverside Park Apartments Alexandria, Virginia	November 23, 2005 Page 19

Rent Comparable #2

Address:	London Park Towers
5375 Duke Street
Alexandria, Virginia

No. of Units	458

Year Built:	1963

Description:	Mid-rise apartment with three 16 story buildings, brick exterior walls, bitumen roofs and asphalt-paved parking area.

Amenities:	Apartment features include kitchen appliances, patio/balconies, ceiling fans, washer/dryer, and fireplaces. Community features include controlled community access, pool (2), Jacuzzi, fitness center, tennis court, paved fitness trails, and on-site management.

Rental Data:

Unit Type	Bathrooms	SF	Monthly Rent	Rent PSF
Studio	1.0	650	$932	$1.43
1-bedroom	1.0	800	$1,094	$1.37
2-bedroom	2.0	1,000	$1,475	$1.48
3-bedroom	2.0	1,200	$1,660	$1.38

Average		889	$1,290	$1.45

Occupancy:	94%

Concessions:	$500 off first month rent on a 2BR 2BA apartment

Comments:	This property is located 3.5 miles northwest of the subject property off of Interstate 395. Its location at a heavily traveled intersection is superior to the subject property. It is similar to the subject property in terms of age and physical characteristics.

Riverside Park Apartments Alexandria, Virginia	November 23, 2005 Page 20

Rent Comparable #3

Address:	3001 Park Center Apartments
3001 Park Center Drive
Alexandria, Virginia

Number of Units:	325

Age:	1989

Description:	Two, 12-story mid-rise apartment buildings with brick exterior walls, bitumen roof and asphalt-paved parking.

Amenities:	Apartment features include electric kitchen appliances, washer and dryer, patio/balcony, mini-blinds, and walk-in closets. Property features include pool, Jacuzzi, sauna, tennis court, fitness center, clubhouse, and on-site management.
Rental Data:

Unit Type	Bathrooms	SF	Monthly Rent	Rent PSF
Studio	1.0	650	$1,149	$1.77
1-bedroom	1.0	850	$1,436	$1.69
2-bedroom	2.0	1,196	$1,596	$1.33
2-bedroom	2.0	1,027	$1,685	$1.64
2-bedroom	2.0	1,134	$1,728	$1.52
2-bedroom	2.0	1,378	$1,935	$1.40

Average		1,039	$1,588	$1.53

Occupancy:	95%

Concessions:	None

Comments:	This property is located four miles northwest of the subject property. Its location is similar to the subject property in terms of visibility off of a heavier traveled roadway. It is located in a slightly inferior location, but is in superior condition by virtue of its more recent construction.

Riverside Park Apartments Alexandria, Virginia	November 23, 2005 Page 21

Rent Comparable #4

Address	Foxchase Apartments
320 North Jordan Street
Alexandria, Virginia

Number of Units:	423

Age:	1970 +/-

Description:	Garden-style apartment complex with brick exterior walls, composition asphalt roofs, and asphalt paved surface parking.

Amenities:	Apartment features include kitchen appliances, storage units, ceiling fans and patio/balcony. Property features include fitness centers (3), swimming pools (4), tennis courts (8) swimming pool, playground, and on-site management.

Rental Data:

Unit Type	Bathrooms	SF	Monthly Rent	Rent PSF
Studio	1.0	460	$939	$2.04
1-bedroom	1.0	585	$1,024	$1.75
2-bedroom	2.0	1,100	$1,475	$1.34
2-bedroom	2.5	1,160	$1,575	$1.36

Average		826	$1,253	$1.52

Occupancy:	96%

Concessions:	None

Comments:	This property is situated one mile north of Old Town Alexandria, about two miles northwest of the subject. It is rated as being superior to the subject in terms of age and physical appearance.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 22
ANALYSIS
The subject property is situated in a good suburban Washington, DC location off of Route 1, also known as Richmond Highway, approximately 1/2 mile South of Interstate 95. It is competitive with other properties in terms of location, condition, amenities, and unit size. The tables below illustrate the comparables with the most similar floor plans in relation to the subject’s floor plans.
STUDIOS

Property	Unit Type	SF	Monthly Rent	Rent PSF

Subject	Studio	300	$815	$2.72
Subject	Studio	500	$807	$1.61
Subject	Studio	550	$850	$1.55

Belle Haven Towers	Studio	366	$828	$2.26
London Park Towers	Studio	650	$932	$1.43
3001 Park Center	Studio	650	$1,149	$1.77
Foxchase	Studio	460	$939	$2.04
ONE-BEDROOM FLOOR PLANS

Property	Unit Type	SF	Monthly Rent	Rent PSF

Subject	1-bedroom	832	$984	$1.18

Belle Haven Towers	1-bedroom	754	$994	$1.32
Belle Haven Towers	1-bedroom	760	$960	$1.26
London Park Towers	1-bedroom	800	$1,094	$1.37
3001 Park Center	1-bedroom	850	$1,436	$1.69
Foxchase	1-bedroom	585	$1,024	$1.75
TWO-BEDROOM FLOOR PLANS

Property	Unit Type	SF	Monthly Rent	Rent PSF

Subject	2-bedroom	1,132	$1,289	$1.14

Belle Haven Towers	2-bedroom	894	$1,248	$1.40
Belle Haven Towers	2-bedroom	1,168	$1,385	$1.19
London Park Towers	2-bedroom	1,000	$1,475	$1.48
3001 Park Center	2-bedroom	1,196	$1,596	$1.33
3001 Park Center	2-bedroom	1,134	$1,728	$1.52
Foxchase	2-bedroom	1,100	$1,475	$1.34
The subject is most similar to the Belle Haven Apartments in terms of location, age and physical attributes. The subject is inferior to London Park Towers, 3001 Park Center and Foxchase in terms of overall physical condition and appeal to market. The comparable properties tend to overstate the units size for marketing purposes, as such the comparables generally require downward adjustments for unit size as unit size does not appear to be an influencing factor in this market. In general, the subject’s rental rates should be aligned below the rents demonstrated by the comparables.
As indicated above, the rent for the subject’s one and two bedroom floor plans are appropriately below the range of rents illustrated by the comparable properties. Based on a review of market rental data and rents actually commanded at the subject property, the subject’s studios, one and two bedroom quoted rent structure appears reasonable.
Based upon the rents illustrated by the competing properties and rent actually commanded by the subject property, the following rents will be processed as the property’s economic rent potential for valuation purposes. The following table summarizes the economic rent structure estimated for the subject property.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 23
ECONOMIC RENT POTENTIAL

Unit Type	Mix	Size (SF)	Quoted Rent	Total Rent	Annual Rent

Studio	14	300	$815	$11,410	$136,920
Studio	140	500	$807	$112,980	$1,355,760
Studio	70	550	$850	$59,500	$714,000
1-bedroom	741	832	$984	$729,144	$8,749,728
2-bedroom	257	1,132	$1,289	$331,273	$3,975,276

Totals/Average	1,222	835	$1,018	$1,244,307	$14,931,684
HIGHEST AND BEST USE
HIGHEST AND BEST USE AS IF VACANT

Surrounding Land Uses	Predominately multifamily developments along Huntington Avenue and single-family residential subdivisions to the west. Multifamily developments are also prevalent along the Richmond Highway frontage to the east.

Physically Possible	Being situated on a heavier traveled neighborhood collector street, the subject site benefits from visibility to traffic and enjoys good accessibility. Multifamily use would benefit from the site’s exposure to passing traffic.

Legally Permissible	Multifamily use is the intended use of the site.

Financial Feasible	Multifamily development has been occurring throughout the Washington, DC area over the past ten years. The number of new units projected to be brought to market this year is the highest it has been for well over a decade. Given the continued growth of federal government, demand for new housing is expected to continue to be strong.

Conclusion	Multifamily Development
HIGHEST AND BEST USE AS IMPROVED

Current Improvements	The subject property is improved with a 1,222-unit multifamily apartment complex. The existing improvements contribute significantly to overall property value indicating that the value of the improved property greatly exceeds the value of the site assuming it to be vacant.

Conclusion	Continued use of the existing improvements

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 24
VALUATION
There are three traditional approaches that can be employed in establishing Market Value. These approaches and their applicability to the valuation of the subject property are summarized as follows:
THE COST APPROACH
This method estimates the replacement or reproduction cost of the improvements, less the estimated depreciation (physical, functional, economic), plus the estimated market value of the land, in order to arrive at a final value indication. This approach is based on the premise that an informed purchaser would pay no more for a property than the cost of constructing a building of similar utility and condition.
The Cost Approach is a reliable indicator of value for: (a) new properties; (b) special use properties; and (c) properties where the cost of reproducing the improvement is easily and accurately quantified and there is no external or economic obsolescence. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance
THE SALES COMPARISON APPROACH
Using this technique, the property value is indicated by comparing the subject to similar, nearby properties that have recently sold. Essentially, the procedure is to gather bona fide, recent arm’s length sales of comparable properties and compare the most important characteristics of the sales to the subject. Adjustments are then made to the comparable properties for differences such as terms of financing, date of sale, location, and physical characteristics.
Attaining data with a high degree of comparability is most important when this technique is utilized. The reliability is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences and the absence of non-typical conditions affecting the sales price. As numerous sales of properties similar to the subject have occurred in the Hampton Roads area, this approach has been employed in the valuation process.
THE INCOME CAPITALIZATION APPROACH
The Income Capitalization Approach is a process in which the anticipated flow of future benefits is capitalized into a value indication. The Income Capitalization Approach is widely applied in appraising income-producing properties. The reliability of this technique is dependent upon the reliability of the net income estimate and the capitalization rate. Since the subject is income producing realty and anticipated to continue to be so, this approach has been employed in the valuation of the Fee Simple Estate.
RECONCILIATION AND FINAL VALUE ESTIMATE
The final step in the Appraisal Process is the reconciliation of the value indicators into a single value estimate. In the reconciliation or correlation, the appraiser considers the relative applicability of each of the three approaches, examines the range between the value indications and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property and the adequacy and reliability of the data are analyzed and appropriate weight is given to each of the approaches to value.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 25
INCOME CAPITALIZATION APPROACH
Investment properties are normally valued in proportion to their ability to produce income; hence, an analysis of the property in terms of its ability to provide a sufficient net annual return on invested capital is an important means of valuing any asset. Value is estimated by deducting an appropriate vacancy and collection allowance and all applicable expenses from the anticipated gross annual income to arrive at a projected net operating income which is then capitalized at an interest rate, or investment yield, commensurate with the risk inherent in the ownership of the property. Such a conversion of projected income considers competitive returns offered by alternative investments.
There are two primary income capitalization methods: Direct Capitalization, which converts a single year’s net operating income into an indication of value and the Discounted Cash Flow Analysis (DCF), which estimates the present worth through the process of discounting the forecasted net income and the reversionary sale over the course of an anticipated investment period. The Direct Capitalization technique is employed in this analysis.
DIRECT CAPITALIZATION
The basic steps in the Direct Capitalization method are as follows:
1.	Calculate POTENTIAL GROSS INCOME from the dwelling units;

2.	Estimate VACANCY AND CREDIT LOSS to arrive at Effective Gross Income;

3.	Estimate OPERATING EXPENSES to arrive at the stabilized Net Operating Income;

4.	Develop the OVERALL CAPITALIZATION RATE;

5.	Divide NOI by the CAP RATE to arrive at VALUE.
Revenue: As presented in the Economic Rent Analysis section of this report, the monthly economic rent potential is estimated at $1,244,307. The annual gross rent potential estimated for the apartment units total $14,931,684.
Loss to Lease: Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. As a percentage of the property’s gross rent potential, the historical loss to lease was less than 0.5% in 2002 and increased to 4.4% in 2003, and 5.4% in 2004. Based on the most recent history at the subject property, we have deducted a loss to lease expense of 5.0% of the potential gross income or $746,584.
Vacancy and Credit Loss: The subject property was in the process of being renovated. As of the date of inspection, had 142 “down” units that were being renovated. Excluding these units, the subject occupancy was of 89%. At the client’s request, we have appraised the subject assuming all of the units are available for lease and in similar condition to the remaining units.
For the years 2002, 2003 and 2004 the average occupancy at the subject property was 93%, 95% and 94%, respectively. Properties identified as income comparables within the Economic Rent Analysis section of this report illustrate occupancy levels that range from 94 % to 96%.
Based on the subject’s historical and current level of occupancy, tempered against the weighted average occupancy reported by competing properties in the influencing area, a vacancy factor of 6.0% is estimated for the subject property. In addition, a 1.0% allowance for credit loss is assessed. The combined vacancy and credit loss allowance equates to 7.0%.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 26
Concessions: Rent concessions in the market are prevalent in an attempt to bolster occupancy at area apartments. Concessions usually consist of reduced or free rent over a portion of the lease term. As a percentage of the property’s gross rent potential, concessions amounted to 0.8% in 2002, 0.3% in 2003 and 0.6% in 2004. On a stabilized basis, concessions are projected at 0.5% of the estimated gross rent potential or $74,663.
Utility Income: Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of electricity usage, including electricity used to power heating and air conditioning systems in each unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $879,840, or $720 per unit.
Total Ancillary/Miscellaneous Income: This is income that comes from laundry machines, vending machines, cable TV, and leasing of the rooftop antenna. Also included within this category is the revenue received from such items as application fees, forfeited deposits, and late fees. In addition, this category includes corporate housing and commercial rent. For the years 2002, 2003 and 2004 ancillary income equated to 5.2%, 5.5% and 5.4% of gross potential rent, respectively. Based on historical income, we have estimated ancillary income at 5.0% of gross potential rent, or $746,584.
Expenses: In order to project expenses for valuation purposes, the expenses historically incurred in the operation of the subject property have been reviewed. The operating budget for the current year has also been considered. Typical operating expenses for garden apartments in the Washington, DC area, as reported by IREM have been reviewed and analyzed. The following table summarizes the operating history for the subject property and outlines the operating budget for the current year.
SUMMARY OF OPERATING HISTORY AND BUDGET – RIVERSIDE PARK APARTMENTS

	Year End 2002		Year End 2003		Year End 2004		Year to Date 9/2005
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit

INCOME:
Gross Potential Rent	$13,583,384	$11,116	$13,881,645	$11,360	$14,361,202	$11,752	$14,455,451	$11,829
Loss to Lease	$(47,656)	$(39)	$(612,153)	$(501)	$(777,225)	$(636)	$0	$0
Vacancy/Collection Loss	$(890,406)	$(729)	$(718,953)	$(588)	$(872,173)	$(714)	$(1,982,440)	$(1,622)
Concessions	$(112,336)	$(92)	$(47,694)	$(39)	$(82,017)	$(67)	$(443,060)	$(363)
Utility Recovery	$845,334	$692	$816,564	$668	$857,083	$701	$961,192	$787
Other Income	$706,901	$578	$769,988	$630	$779,032	$638	$656,417	$537

Total Property Income	$14,085,221	$11,526	$14,089,397	$11,530	$14,265,902	$11,674	$13,647,560	$11,168

EXPENSES:
Payroll	$692,065	$566	$800,108	$655	$978,500	$801	$960,124	$786
Repairs & Maintenance	$813,789	$666	$1,001,582	$820	$1,029,227	$842	$1,038,776	$850
Administration	$209,584	$172	$238,746	$195	$221,244	$181	$283,723	$232
Management Fees	$570,420	$467	$565,975	$463	$568,003	$465	$549,153	$449
Utilities	$1,226,263	$1,003	$1,413,621	$1,157	$1,360,717	$1,114	$1,507,719	$1,234
Turnover Expenses	$232,748	$190	$347,875	$285	$339,468	$278	$240,005	$196
Insurance	$249,179	$204	$259,777	$213	$286,944	$235	$296,032	$242
Real Estate Taxes	$867,194	$710	$862,760	$706	$972,634	$796	$911,915	$746
Marketing/Leasing	$118,148	$97	$161,100	$132	$152,819	$125	$198,135	$162
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

Total Expenses	$4,979,390	$4,075	$5,651,544	$4,625	$5,909,556	$4,836	$5,985,581	$4,898

Net Operating Income	$9,105,831	$7,452	$8,437,853	$6,905	$8,356,346	$6,838	$7,661,979	$6,270

Payroll:	This expense covers salaries, payroll taxes, and workers compensation insurance for on site management, leasing, and maintenance personnel. The subject property’s year-end 2002, 2003 and 2004 expenses were $692,065, $800,108 and $978,500, or $566, $655 and $801 per unit. The annualized 2005 payroll expenses are $977,600, or $800 per unit. A

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 27

payroll expense of $800 per unit, or $977,600 is estimated for the subject property.

Repair & Maintenance:	This category includes supplies and repairs for the HVAC units, electrical, and plumbing, in addition to appliance parts, and contract services. The subject property’s 2002, 2003 and 2004 repairs and maintenance expenses were $813,789 $1,001,582 and $1,029,227 or $666 $820 and $842 per unit, respectively. The annualized 2005 repair and maintenance expense is $1,038,776, or $850 per unit. The repairs and maintenance expense is estimated at $850 per unit, or $1,038,700.

Administrative Office	Administrative office expenses, telephone, management unit expenses, computer maintenance and supplies, professional fees and miscellaneous expenses are covered in this category. The subject property’s 2002, 2003 and 2004 administrative expenses were $209,584, $238,746 and $221,244 or $172, $195 and $181 per unit. The annualized 2005 expense is $283,723, or $232 per unit. Based on the actual administrative expenses for the subject property, the appraisers have estimated this expense at $195 per unit, or $238,290.

Management	A typical management fee on a property of this type is 3% to 4% of the effective gross income. A market-oriented fee of 4.0% is considered reasonable. Based on the preceding estimate of Effective Gross Income, the subject’s management fee is estimated to be $587,666 or $481 per unit.

Utilities	The subject property’s 2002, 2003 and 2004 utilities expense were $1,226,263 $1,413,621 and $1,360,717 or $1,003, $1,157 and $1,114 per unit. The annualized 2005 expense is $1,507,719, or $1,234 per unit. Utilities are estimated at $1,200 per unit, or $1,466,400.

Turnover Expenses	Included in this category is the cost of painting, carpet cleaning, counter-top re-surfacing, etc., on apartment units as they are vacated and released to new tenants. The subject property’s 2002, 2003 and 2004 turnover expenses were $232,748 $347,875 and $339,468 or $190, $285 and $278 per unit. The annualized 2005 expense is $240,005, or $196 per unit. A turnover expense of $275 per unit, or $336,050 is estimated for the valuation pro forma.

Insurance	This expense item covers the building and includes fire, extended coverage, vehicle, and owner’s liability. The subject property’s 2002, 2003 and 2004 insurance expenses were $249,179 $259,777 and $286,944 or $204, $213 and $235 per unit. The annualized 2005 expense equates to $296,032, or $242 per unit. An insurance expense of $240 per unit is estimated.

Taxes	As discussed in the Real Estate Tax section, the tax burden for the 2004-2005 tax period is estimated at $972,000 or $795 per unit.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 28

Marketing	Included in this category are all newspaper and printed advertising, payments to locator services, leasing commissions, and resident referrals. The subject property’s 2002, 2003 and 2004 advertising expenses were $118,148, $161,100 and $152,819 or $97, $132 and $125 per unit, respectively. A marketing expense of $130 per unit, or $158,860 is estimated for the subject property.

Reserves for Replacements	In addition to the repairs and maintenance expenditures, the property will incur annual capital expenditures to keep it in prime condition. A reserve category is typical for multifamily property; therefore we have included reserves as an additional budget item. Reserves for replacement for a property of this vintage typically range from $200 to $300 per unit. A reserve for replacement allowance of $300 per unit, or $366,600 is estimated for the subject property.

Total Expenses	Total expenses have been estimated at $6,435,446 or $5,266 per unit inclusive of reserves. The subject property’s projected operating expenses (exclusive of reserves and adjusting for taxes) is appropriately aligned with the range exhibited by the comparable expenses. The resulting operating expense ratio equates to approximately 43.8%.

Net Operating Income	The Net Operating Income is that amount of the income remaining after paying all operating expenses. This affords the owner capital to satisfy debt service, if any, and provide a return on owner’s equity. We have estimated the NOI to be $8,256,197. The subject’s income and expense pro forma is summarized below (numbers rounded where applicable).
OPERATING PRO FORMA

	Pro Forma	Per Unit

Gross Potential Rent	$14,931,684	$12,219
Loss to Lease	($746,584)	($611)
Vacancy/Collection Loss	($1,045,218)	($855)
Concessions	($74,663)	($61)
Utility Recovery	$879,840	$720
Other Income	$746,584	$611

Total Property Income	$14,691,643	$12,023

Payroll	$977,600	$800
Repairs & Maintenance	$1,038,700	$850
Administration	$238,290	$195
Management Fees	$587,666	$481
Utilities	$1,466,400	$1,200
Turnover Expenses	$336,050	$275
Insurance	$293,280	$240
Real Estate Taxes	$972,000	$795
Marketing/Leasing	$158,860	$130
Reserves	$366,600	$300

Total Expenses	$6,435,446	$5,266

Net Operating Income	$8,256,197	$6,756
Capitalization: Capitalization rates express relationships between net income and total value. The rate employed must be consistent with and reflective of those rates currently employed by investors active in the market place.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 29
In order to perform this analysis, estimates of an appropriate capitalization rate must be formed. By its nature this is a judgmental process, however, selected rates should approximate the investment perimeters expected to be employed by the most probable buyer for the subject property.
Several approaches are typically followed in selecting the investment parameters; review and analysis of alternative real estate and non-real estate investments; review and analysis of published real estate investor surveys; derivation of rates from empirical market data; and use of in-house experience with similar types of investments.

Most Probable Buyer	Considering the size and quality of the asset, the subject buyer would most likely attract national or regional investors.

Market Extraction	The following table summarizes the market derived overall rates. The sales are further detailed in the Sales Comparison Approach.
SUMMARY OF MARKET DERIVED OVERALL RATES

	Sale 1	Sale 2	Sale 3	Sale 4	Sale 5

Name	The Alexandria	Reserve at Park Place	Montclair	Castlegate	Ashford at Woodlake
Sale Date	30-Jul-05	25-Mar-05	10-Feb-04	23-Dec-03	26-Feb-04
YOC	1967	1971	1987	1980	1971
OAR	6.6%	6.1%	7.0%	8.0%	10.1%

The sales exhibit overall rates that range from 6.1% to 10.1% and produce an average of 7.6%. The sales represent recent transactions of apartment complexes that are similar in location and amenities to the subject. The comparable properties are situated in locations that demonstrate generally similar demographic characteristics of the subject neighborhood. The capitalization rates indicated by the sales data are representative of an appropriate rate that would be applicable to the subject property. Based on the most recent indicators exhibited by market data, a capitalization rate in the range of approximately 6.5% to 7.0% is suggested. A rate of 6.75% is concluded.

Survey of Investors	The most useful approach used to estimate an approximate rate of return required by the most probable buyer is to analyze the current investment parameters applied by institutional investors and advisors to real estate pension and portfolio funds when acquiring real estate. According to the 3rd Quarter 2005 Korpacz Real Estate Investor Survey, prepared by Price Waterhouse Coopers, capitalization rates for institutional grade apartment properties range from 4.0% to 8.0% with an average of 6.28%. According to the same survey, non-institutional grade properties exhibit a range of cap rates of 4.5% to 10.5% with an average of 7.48%. The subject property is an older, Class “B“ property located in an average submarket. Although not a newer Class “A”, institutional grade property, the subject property would likely appeal to a multitude of national and regional investors. An appropriate capitalization rate for the subject property would likely fall within the range indicated by the average rates for institutional and non-institutional grade properties or in the range of approximately 6.3% to 7.5%.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 30

Conclusion	Based on the indicators exhibited by the sales data and confirmed through review of investor surveys, an appropriate cap rate for the subject property is concluded to be 6.75%.
Valuation: Capitalizing the estimated Net Operating Income of $8,301,185 by a 6.75% rate results in a value conclusion of $122,300,000, rounded $8,256,197 NOI ÷ 6.75% OAR = $122,314,030).

Final Value:	$122,300,000
THE SALES COMPARISON APPROACH
The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which the subject property would be sold by a willing seller to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, five multifamily apartment building sales, which are summarized in the following table, have been examined and analyzed. All of the sales are apartments within the influencing area of the subject property. The appraisal indicators exhibited by the sales data outlined in the following chart are utilized for purposes of estimating a value for the subject via the Sale Comparison Approach.
The price per apartment unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as location, age and condition of the structure, market conditions, rent levels, property rights conveyed, financing terms, conditions of sale, operational efficiencies and other factors.
ANALYSIS OF SALES: This approach relies on an active market. Sufficient data from the Washington DC area exists to formulate a value via the Sales Comparison Approach. Below are four sale comparables of similar vintage garden style apartments with similar characteristics to the subject property.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 31
SUMMARY OF COMPARABLE BUILDING SALES

Project Name	The Alexandria	Reserve at Park Place	Montclair	Castlegate	Skyline Towers

Sale No.	1	2	3	4	5
Address	140 South Van Dorn	5802 Annapolis Road	3505 Sheffield Manor	13803 Castle Blvd.	5597 Seminary Rd.
Location	Alexandria, VA	Bladensburg, MD	Silver Springs, MD	Silver Springs, MD	Alexandria, VA
Sale Price	$195,000,000	$28,000,000	$27,250,000	$ $32,900,000	$113,750,000
Date of Sale	07/30/05	03/25/05	02/10/04	12/23/03	12/19/02
Year Built	1967	1971	1987	1980	1971
No. of Units	1,524	449	256	374	939
No. of Stories	14.0	10.0	3.0	3.0	26.0
Net Rentable Area (NRA)	1,447,800	362,136	235,616	372,512	1,365,700
Average Unit Size (SF)	950	807	920	996	1,454
Operating Expense Ratio	36.4%	55.8%	39.6%	40.5%	$14,014,668
Overall Capitalization Rate	6.56%	6.10%	7.01%	8.00%	$6,336,543
EGIM	9.69	7.25	8.61	7.44	$7,678,125
NOI Per Unit	$8,400	$3,801	$7,462	$7,037	45.2%
NOI Per SF	$8.84	$4.71	$8.11	$7.07	6.75%
Price per Unit	$127,953	$62,361	$106,445	$87,968	8.12
Price per Sq. Ft. (GLA)	$134.69	$77.32	$115.65	$88.32	$8,177
The unit of comparison used in this analysis was the price per unit and all the sales were analyzed on this basis. The sales indicate per unit prices ranging from $62,361 to $127,953. All of the comparables represent sales of apartments that are of similar construction componentry as the subject. All of the sales are generally similar to the subject with respect their age, condition and amenities. Situated in throughout the Washington, DC metro area, the primary difference between the comparables and the subject are location, age and condition, and average unit size. The most value influencing difference between the subject and the comparable sales is location.
In this analysis we have adjusted the sale price of the comparables based on these factors. The following table summarizes the adjustments made to the comparable sales:

Sale No.	1	2	3	4	5

Name	The Alexandria	Reserve at Park Place	Montclair	Castlegate	Skyline Towers
Location	140 South Van Dorn Alexandria, VA	5802 Annapolis Road Bladensburg, MD	3505 Sheffield Manor Silver Springs, MD	13803 Castle Blvd. Silver Springs, MD	5597 Seminary Rd. Alexandria, VA
Sale Date	30-Jul-05	25-Mar-05	10-Feb-04	23-Dec-03	19-Dec-02
Sale Price	$195,000,000	$28,000,000	$27,250,000	$32,900,000	$113,750,000
No. of Units	1,524	449	256	374	939
Average Unit Size	950	807	920	996	1,454
Year Built	1967	1971	1987	1980	1971
Price per Unit	$127,953	$62,361	$106,445	$87,968	$121,140
Adjustments Time	0%	0%	0%	0%	0%
Time Adjusted Price per Unit	$127,953	$62,361	$106,445	$87,968	$121,140
Location	-10.0%	30.0%	20.0%	20.0%	0.0%
Age/Condition/Quality	0.0%	0.0%	-10.0%	-5.0%	0.0%
No. of Units	0.0%	0.0%	0.0%	0.0%	0.0%
Unit Size	-10.0%	0.0%	-10.0%	-10.0%	-15.0%
Total Adjustments (%)	-20.0%	30.0%	0.0%	5.0%	-15.0%
Adjusted Price per Unit	$102,362	$81,069	$106,445	$92,366	$102,969
The adjusted per unit indicators fall within a tighter range than the unadjusted per unit prices. After adjustments, the comparable sales developed a range of $81,069 to $106,445 per unit with an average adjusted sales price of $97,042 per unit. Sale Nos. 1 and 5 are the most similar to the subject in terms of location and overall physical characteristic. Emphasizing these sales, a value indicator of $100,000 per unit is considered appropriate. Thus, a current value conclusion of $122,000,000 is suggested for the subject. This amount is supported by the comparable sales.
1,222 units x $100,000 per unit average = $122,200,000, or $122,000,000 rounded

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Page 32
As such, the Market Value of the subject property’s Fee Simple Interest via the Sales Comparison Approach is therefore estimated at:

Value via the Sales Comparison Approach	$122,000,000
RECONCILIATION

Cost Approach	N/A
Income Capitalization Approach	$122,300,000
Sales Comparison Approach	$122,000,000
Income and Sales approaches to value were employed in the appraisal of the subject property. Buyers and sellers rarely rely on the Cost Approach to price commercial real estate. Furthermore, the age of the improvements and subjectivity involved in estimating substantial degrees of physical deterioration reduces the reliability of this approach. As such, a Cost Approach was not employed.
The value derived from the Income Capitalization Approach is well documented and market oriented. The local market is active in terms of investment sales of similar apartment complexes and sufficient sales data was available to develop a defensible value via the Sales Comparison Approach. The value derived through use of the Sales Comparison Approach supports the value concluded for the property via the Income Capitalization Approach. Due to the income producing nature of the subject property, the results of the Income Capitalization Approach are emphasized.

FINAL ESTIMATE OF VALUE	$122,300,000

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
ADDENDA

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
SUBJECT PHOTOGRAPHS

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
SUBJECT PROPERTY FACING NORTH
VIEW OF SUBJECT BUILDINGS AND PARKING AREAS

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
SUBJECT LEASING OFFICE
INTERIOR OF TYPICAL LOBBY

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
INTERIOR OF TYPICAL UNIT (3BR)
INTERIOR OF TYPICAL KITCHEN (3BR)

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
SWIMMING POOL AND TENNIS COURTS
FACING NORTH FROM HUNTINGTON AVENUE

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
COMPARABLE RENTAL PHOTOGRAPHS

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
COMPARABLE NO. 1 – FOXCHASE
COMPARABLE NO. 2 – BELLE HAVEN

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
COMPARABLE NO. 3 – HUNTINGTON GATEWAY
COMPARABLE NO. 4 – MT. VERNON

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
COMPARABLE SALE PHOTOGRAPHS

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
Sale No. 1 — The Alexandria
Sale No. 2— Reserve at Park Place

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
Sale No. 3 — Montclair
Sale No. 4 — Castlegate

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
Sale No. 5 — Skyline Towers

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
REGIONAL LOCATION MAP

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
NEIGHBORHOOD MAP

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
COMPARABLE RENTALS MAP

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
COMPARABLE SALES MAP

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
QUALIFICATIONS

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
STEVEN J. GOLDBERG, MAI, CCIM
SENIOR VICE PRESIDENT
STEVEN J. GOLDBERG is Manager of the Dallas Appraisal Division of KTR Newmark Real Estate Services LLC. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development. In his current capacity, Mr. Goldberg oversees all valuation assignments involving real estate assets located in the Southwest region.
Mr. Goldberg has over 22 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Development. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.

Riverside Park Apartments	November 23, 2005
Alexandria, Virginia	Addenda
QUALIFICATIONS OF THE APPRAISER
JACKSON L. AILLS
Jackson L. Aills is an associate of the Dallas Valuation Division for KTR Newmark Real Estate Services LLC (KTR). Mr. Aills has experience in the appraisal of a wide variety of property types, including retail, industrial, office, condominium units, multi-family projects and residential subdivisions. Analyses of special purpose properties have included automobile dealerships, churches, financial branch facilities, nursing homes, assisted living and residential care facilities, truck terminals, hotel developments, self-storage facilities and apartments. Appraisal reports have been utilized for mortgage underwriting, litigation, feasibility analyses, and corporate management decisions.
National appraisal assignments have included properties in Florida, South Carolina, North Carolina, Arkansas, California, Colorado, Georgia, Illinois, Iowa, Louisiana, Massachusetts, Mississippi, Tennessee, Oklahoma, Texas and Washington.
Mr. Aills has previous real estate background with Realty Services International, Inc., MortgageRamp, Inc., and the Nation Appraisal Group.
Mr. Aills is certified as a General Real Estate Appraiser in the states of Texas (TX-1326637-G). Mr. Aills has a Bachelor of Business Administration in General Business from the University of Mississippi, Oxford, Mississippi. Mr. Aills has completed all Level I course work offered by the Appraisal Institute including Real Estate Principles, Basic Valuation Procedures, Capitalization Theory and Techniques, (Part A and B), Case Studies in Real Estate Valuation, Report Writing and Valuation Analysis, Standards of Professional Practice; and Rates, Litigation Valuation Overview.
Professional designations and memberships include Candidate for Member of Appraisal Institute (MAI), North Texas Chapter of the Appraisal Institute and Certified General Real Estate Appraiser in Texas.